FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of October 2004

Compugen Ltd.

(Translation of registrant's name in English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

On October 31st, 2004 Compugen Ltd. (the "Registrant") issued a Press Release, filed as Exhibit 1 to this Report on Form 6-K, which is hereby incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compugen Ltd.

(Registrant)

By: /s/ Mor Amitai

Title: President & CEO

Date: October 31st, 2004

Exhibit 1

Compugen Reports Third Quarter 2004 Financial Results

TEL AVIV, ISRAEL, October 31, 2004 - Compugen Ltd. (NASDAQ: CGEN) today reported financial results for the third quarter ended September 30, 2004. These results reflect the implementation of the Company`s previously announced decision to focus on diagnostic and therapeutic discovery and related intellectual property based commercialization and alliances. As part of this ongoing implementation, the Company has discontinued the marketing of certain software tools and other products.

"During the past quarter, we signed our first diagnostic pipeline agreement with Diagnostic Products Corporation (NYSE: DP), and published our findings with respect to RNA editing adding to our worldwide leadership position in the predictive modeling of the transcriptome and proteome," stated Mor Amitai, Ph.D., President and Chief Executive Officer of Compugen Ltd. "From a product standpoint, we were very pleased with our initial results in biomarker discovery, utilizing a recently developed discovery engine. These results included the initial validation of novel diagnostic biomarkers for cancer and cardiovascular disease, and the filing of multiple patent applications covering more than a hundred candidates in these medical areas."

Revenues for the third quarter of 2004 were $1.0 million (including $326,000 from research and development grants), compared to $2.0 million (including $728,000 from research and development grants) for the third quarter of 2003. The net loss for the quarter was $3.6 million (including a non-cash charge of $231,000 for amortization of deferred compensation), or $0.13 per share, compared with a net loss of $3.2 million (including $612,000 of deferred compensation), or $0.12 per share, for the corresponding quarter of 2003.

Revenues for the nine months ended September 30, 2004 were $3.5 million (including $1 million from research and development grants), compared to $7.5 million for the same period in 2003 (including $1.6 million from research and development grants). Net loss for the first nine months of 2004 was $10 million (including a non-cash charge of $600,000 for amortization of deferred compensation), or $0.36 per share, compared with a net loss of $7.9 million (including $800,000 of deferred compensation), or $0.30 per share, for the same period in 2003.

As of September 30, 2004, Compugen had $51.9 million in cash, cash equivalents, and marketable securities, a decrease of $2.9 million from June 30, 2004.

Compugen also announced today that Mor Amitai, Ph.D., has informed the Board that he intends to resign his position as President and Chief Executive Officer of Compugen Ltd. by the end of 2005, and that the Board has formed a special committee to work with Dr. Amitai in reviewing succession plans and initiating an executive search.

"With more and more of our efforts now being directed towards the development and commercialization of our discoveries, I believe we should seek an executive with more experience in pharmaceutical product development and commercialization to lead the Company," Dr. Amitai stated. "Therefore, even though no change is anticipated in the near future, I requested that the search and planning process be started now in order to allow this transition to occur with minimum disruption. After the transition, I look forward to working with my successor to successfully integrate and move Compugen to the next level, and plan on maintaining an active role in Compugen, albeit in a different capacity."

"I have been Compugen`s CEO for the past seven years," Dr. Amitai continued. "During this period, an exceptional multidisciplinary life science capability has been established, allowing the Company to become a leader in important aspects of understanding life at the molecular level and building related predictive models through the integration of advanced mathematics and computational technologies with biology. This capability has led to a substantial and growing intellectual property portfolio, particularly in the areas of potential therapeutic proteins and biomarkers."

Martin Gerstel, Chairman of the Board of Compugen, stated, "Compugen today is a world leader in advancing life science through the integration of mathematics and computational technologies with biology, and has established a unique position in the predictive discovery of potential therapeutic proteins and diagnostic biomarkers. These accomplishments, which are now providing us with ever-increasing potential for important medical contributions and substantial commercial success, have been accomplished under Mor`s guidance and leadership."

"Although the Board has full confidence in the ability of Dr. Amitai to continue to lead the company, it has reluctantly accepted his recommendation to initiate a search for a new President and CEO. We are publicly announcing this action now in order that the search activity can proceed in the most transparent manner. Furthermore, the Board looks forward to having the benefit of Mor`s active involvement in guiding the Company`s development for the long term," Mr. Gerstel concluded.

Conference Call and Web Cast Information

Compugen will hold a conference call to discuss its third quarter results on November 1, 2004 at 10:00 am EST. To access the conference call from the US, please dial either 1-866-500-4953 or 1-866-500-4964, and from international locations +972-3-925-5910. A replay of the conference call will also be available approximately two hours after the completion of the live conference call. To access the replay, please dial +972-3-925-5901. The replay will be available until 12:00 noon EST on November 3, 2004.

The call will also be available via live Web cast through Compugen`s Website, located at www.cgen.com.

About Compugen

Compugen is a drug and diagnostic discovery company incorporating ideas and methods from mathematics, computer science, and physics into biology, chemistry and medicine. The Company`s powerful predictive models and discovery engines are already both advancing the understanding of important biological phenomena and enabling the discovery of numerous potential therapeutic products and diagnostic markers. The Company has an early stage in-house pipeline consisting of selected therapeutic protein candidates discovered by the Company; additional discoveries have been out-licensed for development. Among Compugen`s customers and partners are leading pharmaceutical and diagnostic companies, such as Abbott Laboratories, Diagnostic Products Corporation, Novartis, and Pfizer. Compugen has established a small-molecule drug discovery subsidiary - Keddem Bioscience, and an agricultural biotechnology subsidiary - Evogene. For additional information, please visit Compugen's corporate Website at www.cgen.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words like "may," "expects," "believes," and "intends," and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; the ability to implement technological improvements; the ability of Compugen to obtain and retain customers. These and other factors are identified and more fully explained under the heading "Risk Factors" in Compugen's annual reports filed with the Securities and Exchange Commission.

(Tables to follow)

Company contact:

Naomi Rabbie

Compugen Ltd.

Email: naomi.rabbie@cgen.com

Tel: +972-3-7658-134

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per-share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004 Unaudited	2003 Unaudited	2004 Unaudited	2003 Unaudited
Revenues
Products and services	645	1,224	2,471	5,900
Research and development grants	326	728	1,004	1,565
Total revenues	971	1,952	3,475	7,465

Cost and Expenses
Cost of products and services	292	381	1,018	1,736
Research and development expenses	2,762	3,141	8,570	9,659
Sales and marketing expenses	644	699	2,063	2,802
General and administrative expenses	812	769	2,374	2, 110
Amortization of deferred compensation	231	612	600	800
Total operating expenses	4,741	5,602	14,625	17,107

Operating loss	(3,770)	(3,650)	(11,150)	(9,642)
Financing income, net	245	456	1,075	1,744
Other income	57	__	250	__
Capital loss	(154)	__	(154)	__
Net loss	(3,622)	(3,194)	(9,979)	(7,898)
Basic and diluted net loss per ordinary share	(0.13)	(0.12)	(0.36)	(0.30)
Weighted average number of ordinary shares outstanding	27,547,239	26,472,899	27,401,795	26,284,994

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars, in thousands)

September 30, 2004

Unaudited

		December 31, 2003 Audited

ASSETS

Current assets

Cash, cash equivalents, short-term cash deposits, and marketable securities	25,014	16,707
Receivables and prepaid expenses	1,587	1,401
Total current assets	26,601	18,108

Long-term investments
26,912	43,803
Other assets	1,556	1,678
Property and equipment, net	3,378	3,937
Total assets	58,447	67,526

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities

2,825	3,629
Deferred revenues	337	1,566
Total current liabilities	3,162	5,195

Long-term liabilities
1,841	1,997
Other long-term liabilities	60	60
Investment in Evogene	466	466
Total long-term liabilities	2,367	2,523

Total shareholders` equity	52,918	59,808
Total liabilities and shareholders` equity	58,447	67,526

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